

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2020

Evan Sotiriou
Head of Portfolio Operations
Healthcare Assurance Acquisition Corp.
20 University Road
Cambridge, MA 02138

>    **Re:  Healthcare Assurance Acquisition Corp.**
>        **Form S-1 filed October 26, 2020**
>        **File No. 333-249667**

Dear Mr. Sotiriou :

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment or your amended registration statement, we may have additional comments.

Form S-1 filed on October 26, 2020

About the SAIL (Stakeholder Aligned Initial Listing), page i

1.    We note your example on page iii of a 20% Total Return results in founders shares converting into 1,666,667 Class A shares.  Please revise this disclosure to clarify, if true, that this example assumes a Closing Share Count of the 50,000,000 shares from the initial public offering and no PIPE Securities.  Further, please tell us what consideration you gave to providing an additional example that is consistent with the assumption that the Closing Share Count is 100,000,000, as you have assumed in your example on page 124, or a cross reference to the more detailed sample calculations in "Description of Securities – Alignment Shares."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.  Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction